Exhibit 99.1

Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Consolidated Financial Statements
For the years ended October 31, 2024 and 2023

Consolidated Financial Statements for the years ended October 31, 2024 and 2023.

The accompanying audited consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of High Tide Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of High Tide Inc. (the Company) as of October 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the two years in the period ended October 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as High Tide Inc.’s auditor since 2020.

Calgary, Canada

January 29, 2025

High Tide Inc.
Consolidated Statements of Financial Position
As at October 31, 2024 and October 31, 2023
(Stated — In thousands of Canadian dollars)

	Notes	2024	2023
		$	$

Assets
Current assets
Cash and cash equivalents		47,267	30,121
Marketable securities		712	141
Trade and other receivables	11	3,308	7,573
Inventory	10	29,338	25,974
Prepaid expenses and deposits	9	5,164	4,836
Total current assets		85,789	68,645
Non-current assets
Property and equipment	7	27,471	27,142
Net investment - lease		-	179
Right‐of‐use assets	27	36,525	30,643
Long term prepaid expenses and deposits	9	3,607	3,307
Intangible assets and goodwill	8	92,816	103,485
Total non-current assets		160,419	164,756
Total assets		246,208	233,401
Liabilities
Current liabilities
Accounts payables and accrued liabilities	13	23,809	20,902
Deferred revenue		1,990	1,361
Interest bearing loans and borrowings	15	12,891	16,141
Current portion of notes payable	14	13,974	136
Convertible debentures	17	-	8,708
Current portion of lease liabilities	27	8,816	7,214
Put option liability	12	-	3,675
Total current liabilities		61,480	58,137
Non-current liabilities
Notes payable	14	65	12,508
Lease liabilities	27	31,391	27,823
Deferred tax liability	19	284	1,267
Secured Debentures	16	7,476	-
Total non-current liabilities		39,216	41,598
Total liabilities		100,696	99,735
Shareholders' equity
Share capital	20	300,643	288,027
Warrants	22	4,632	12,740
Contributed surplus		40,507	30,749
Convertible debentures - equity		-	717
Accumulated other comprehensive income		6,848	5,257
Accumulated deficit		(209,358)	(205,934)
Equity attributable to owners of the Company		143,272	131,556
Non-controlling interest	30	2,240	2,110
Total shareholders' equity		145,512	133,666
Total liabilities and shareholders' equity		246,208	233,401
Contingent liability (Note 29)
Subsequent events (Note 31)

4

High Tide Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2024	2023
Revenue	6, 25	522,306	487,669
Cost of sales		(379,804)	(356,355)
Gross profit		142,502	131,314
Expenses
Salaries, wages and benefits		(65,082)	(56,798)
Share-based compensation	21	(2,975)	(5,034)
General and administration		(21,836)	(26,888)
Professional fees		(7,734)	(8,350)
Advertising and promotion		(4,166)	(4,144)
Depreciation and amortization	7, 8, 27	(25,393)	(32,761)
Impairment loss net of recovery	7, 8	(4,964)	(34,265)
Interest and bank charges		(5,349)	(4,499)
Total expenses		(137,499)	(172,739)
Income (loss) from operations		5,003	(41,425)
Other income (expenses)
Gain on extinguishment of financial liability		79	-
Gain on extinguishment of put option liability	12	885	-
(Loss) gain on revaluation of marketable securities		(89)	40
Finance and other costs	18	(10,058)	(9,727)
Gain on revaluation of put option liability	12	657	1,932
(Loss) gain on revaluation of convertible debentures		(515)	505
(Loss) gain on foreign exchange		(24)	134
Other (loss) gain		(342)	(55)
Total other expenses		(9,407)	(7,171)
Loss before taxes		(4,404)	(48,596)
Income tax (expense) recovery	19	(601)	922
Deferred income tax recovery	19	1,194	6,722
Net loss		(3,811)	(40,952)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		1,591	2,027
Total comprehensive loss		(2,220)	(38,925)

Net income (loss) attributed to:
Owners of the company		(4,337)	(39,310)
Non-controlling interest	30	526	(1,642)
		(3,811)	(40,952)

Comprehensive (loss) income attributed to:
Owners of the company		(2,968)	(37,551)
Non-controlling interest		748	(1,374)
		(2,220)	(38,925)

Loss per share
Basic and diluted	23	(0.05)	(0.53)

5

High Tide Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033

Acquisition - Jimmy's Cannabis		4,932	-	-	-	-	-	4,932	-	4,932
Acquisition of non-controlling interest - FABCBD		729	-	-	-	-	1,469	2,198	(1,469)	729
Issuance of shares through ATM		2,442	-	-	-	-	-	2,442	-	2,442
Issued to pay fees in shares		278	-	-	-	-	-	278	-	278
Share-based compensation		-	-	5,034	-	-	-	5,034	-	5,034
Share issuance costs		(28)	-	-	-	-	-	(28)	-	(28)
Exercise options		161	-	(93)	-	-	-	68	-	68
Warrants expired		-	(2,757)	2,757	-	-	-	-	-	-
Partner distributions		-	-	-	-	-	-	-	(462)	(462)
Cumulative translation adjustment		-	-	-	-	2,027	-	2,027	-	2,027
Adjustment for foreign exchange on impairment		-	-	-	-	(2,435)	-	(2,435)	-	(2,435)
Net loss for the period		-	-	-	-	-	(39,310)	(39,310)	(1,642)	(40,952)
Balance, October 31, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666
Opening balance, November 1, 2023
Issued to pay fees in shares	20	1,331	-	-	-	-	-	1,331	-	1,331
TSX Bond Issuance	20	800	-	-	-	-	-	800	-	800
Purchase of Queen of bud - paid in shares	20	900	-	-	-	-	-	900	-	900
Acquisition of non-controlling interest - NuLeaf	20	-	-	-	-	-	196	196	(196)	-
Issuance of share for settlement of convertible debentures	20	5,025	-	-	-	-	-	5,025	-	5,025
Settlement of Convertible Debenture	16	-	-	-	(192)	-	192	-	-	-
Issuance of shares through ATM	20	3,154	-	-	-	-	-	3,154	-	3,154
Revaluation of Convertible Debt	16	-	-	-	(525)	-	525	-	-	-
Share-based compensation	21	-	-	2,975	-	-	-	2,975	-	2,975
Share issuance costs	20	(97)	-	-	-	-	-	(97)	-	(97)
RSUs vested	20	929	-	(929)	-	-	-	-	-	-
Warrants exercised	22	358	(100)	27	-	-	-	285	-	285
Warrants expired	22	-	(8,008)	8,008	-	-	-	-	-	-
Options exercised		216	-	(105)	-	-	-	111	-	111
Settlement of escrow shares		-	-	(218)	-	-	-	(218)	-	(218)
Cumulative translation adjustment		-	-	-	-	1,591	-	1,591	-	1,591
Partner distributions		-	-	-	-	-	-	-	(200)	(200)
Net loss for the period		-	-	-	-	-	(4,337)	(4,337)	526	(3,811)
Balance, October 31, 2024		300,643	4,632	40,507	-	6,848	(209,358)	143,272	2,240	145,512

6

High Tide Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2024	2023
Operating activities
Net loss		(3,811)	(40,952)
Adjustments for items not effecting cash and cash equivalents
Income tax expense (recovery)		601	(922)
Deferred income tax recovery		(1,194)	(6,722)
Accretion expense	18	4,392	4,338
Lease investment write-off		179	-
Fee for services and interest paid in shares		-	278
Depreciation and amortization	7, 8, 27	25,393	32,761
Share-based compensation	21	2,975	5,034
Gain on extinguishment of financial liability		(79)	-
Gain on extinguishment of put option liability	12	(885)	-
Loss (gain) on revaluation of marketable securities		89	(40)
Gain on revaluation of put option liability	12	(657)	(1,932)
Loss (gain) on extinguishment of debenture		515	(505)
Loss (gain) on foreign exchange		24	(134)
Impairment loss		4,964	34,265
Other Gains		342	55
Other non-cash adjustments		(346)	-
		32,502	25,524
Changes in non-cash working capital
Trade and other receivables		4,265	627
Inventory		(3,323)	(2,867)
Prepaid expenses and deposits		(628)	2,001
Accounts payables and accrued liabilities		2,306	(5,344)
Deferred revenue		424	720
Net cash provided by operating activities		35,546	20,661

Investing activities
Purchase of property and equipment	7	(8,217)	(5,786)
Purchase of intangible assets	8	(703)	(295)
Purchase to obtain right-of-use assets		(830)	-
Purchase of marketable securities		(660)	95
Business combinations, net of cash acquired	5	(600)	270
Net cash used in investing activities		(11,010)	(5,716)

Financing activities
Repayment of interest bearing loans and borrowings		(3,250)	(2,925)
Proceeds from interest bearing loans net of issue costs		-	2,673
Repayment of notes payable		(1,172)	(59)
Repayment of convertible debentures		(3,512)	-
Lease liability payments		(11,705)	(11,065)
Share issuance costs	20	(97)	(28)
Partner distributions		(200)	(461)
Proceeds from equity financing through ATM	20	3,154	2,442
Warrants exercised	20	285	-
Options exercised	20	52	161
Proceeds from secured debentures		8,722	-
Net cash used in financing activities		(7,723)	(9,262)

Effect of foreign exchange on cash		333	(646)

Net increase in cash		17,146	5,037
Cash and cash equivalents, beginning of period		30,121	25,084
Cash and cash equivalents, end of period		47,267	30,121

7

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
1. Nature of operations
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
2. Basis of preparation
A. Statement of compliance
These consolidated financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 29, 2025.
The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.
B. Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.
C. Currencies and foreign exchange
The Company’s consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the consolidated statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

8

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	100%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
2629268 Alberta ltd.	87.5%	Canadian Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling
3. Accounting policies
A. Summary of material accounting policies
Cash and cash equivalents
Cash and cash equivalents consist of bank balances, guaranteed investment certificates, and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.
Inventory
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.
Work-in-progress and finished goods that arise from the extraction process under NuLeaf include raw materials and manufacturing overheads. Manufacturing overheads such as labour and other manufacturing expenditures are allocated based on the normal operating capacity.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such

9

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
items are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in the consolidated statement of loss and other comprehensive loss of the related year.
Property and equipment
Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as assets under construction. When the asset is available for use, it is transferred from assets under construction to the appropriate category of property and equipment, and depreciation on the item commences.
Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives:

Asset	Method	Useful life
Production Equipment	Straight-line	7 years
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	15 years
When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.
The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of loss and other comprehensive loss of the related year.
Assets under construction are not ready for use and are not depreciated.
Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.
Intangible assets
Intangible assets acquired separately are initially recognized at cost, intangibles assets acquired through a business combination are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration using a relative fair value approach.
The useful lives of intangible assets are assessed as either finite or indefinite. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives.

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life
The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

10

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Intangible assets classified by the Company as having indefinite useful lives are comprised of brands from the e-commerce subsidiaries. The Company plans to use the brands for these different e-commerce entities indefinitely, as there is no foreseeable limit to the period over which the brands are expected to generate cash inflows for the Company. Furthermore, the Company will incur future expenditures to maintain these brands in order to maintain the standard of performance for each brand.
Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects to measure the non-controlling interests in the acquiree at proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in transaction costs.
The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.
Asset acquisitions
Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.
Goodwill
Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses. During the year the Company completed its annual impairment tests as of August 1, 2024, which were previously tested as at August 1, 2023.
Impairment of non-financial assets
At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a finite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.
Goodwill and intangible assets with indefinite useful lives are tested annually and when circumstances indicate that the carrying amount may be impaired.
For impairment testing assets, excluding goodwill, are grouped together into the smallest group of assets, cash generating units (“CGUs”), that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.
Testing goodwill for impairment is determined by assessing the recoverable amount for each group of CGUs to which the goodwill relates.
An impairment loss is recognized for the amount by which the CGU or group of CGUs carrying amount exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is the greater of its value in use and its fair value less costs of disposal

11

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
(“FVLCD”). Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. The FVLCD is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.
An impairment loss for property and equipment, intangible assets, and leases with a finite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Revenue recognition
Revenue recognition is based on a 5-step approach, under IFRS 15, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services, membership revenue and other revenue.
Recognition
The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:
For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.
For performance obligations related to data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.
Identification of performance obligations
Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.
Transaction price
In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.
Allocation of transaction price to performance obligations
The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. The Company allocates the transaction price to the individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.
Satisfaction of performance obligations
The satisfaction of performance obligations requires management to make judgments as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

12

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standardshipping practices, in determining when this transfer occurs.
Merchandise sales
Revenue consists of sales to customers through the Company’s network of retail stores, e-commerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (FOB destination).
Data Analytics revenue
The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.
Sales returns
The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges or refunds. In such cases revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Consignment and principal versus agent considerations
IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is principal in a transaction if it controls the specified goods or services before they are transferred to the customer.
Drop shipment and principal versus agent considerations
In the merchandise sales transactions completed by some of the e-commerce platforms, the Company utilizes its drop shipment technology to complete the transaction. Drop-shipment allows customers to make a purchase through the Company’s e-commerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds are the responsibility of the Company.
Membership revenue
The Company accounts for membership fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The membership fee revenue is recognized when control of the promised goods or services is transferred to the member, which typically occurs over the membership period. The membership period is defined as the period over which the member is entitled to receive the benefits and services associated with their membership.
Taxes
Tax expenses are comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.
Current tax
Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

13

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.
Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
Share-based payments
The fair value of stock options and restricted share units (“RSU”), here-after referred to collectively as “options”, issued to directors, employees and consultants under the Company’s “Ominibus plan” are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.
On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.
The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.
Where options are cancelled, it is treated as if the options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.
Option pricing models require the input of assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options. Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.
Loss per share
Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.
A diluted loss per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.
Segment reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly

14

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
by the Chief Operating Decision Maker (“CODM”), the Company’s executive management, to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive management generally include items directly attributable to a segment.
Leases
At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.
Right of use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.
Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.
Leases that are subleased to a third party are presented on the statement of financial position as a net investment lease. Upon entering into a sublease agreement, the Company immediately de-recognizes the related right of use asset and recognizes a net investment lease. Net investment leases are measured at cost, which includes the present value of the lease at the time of inception of the sublease. Any differences between the right of use asset and the net investment lease are recognized in the statement of consolidated loss and other comprehensive loss. Lease income related to the sublease is recognized in the consolidated statement of loss and comprehensive loss.
The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
All financial instruments are required to be measured at fair value on initial recognition, and subsequently, measured at FVTPL or amortized cost. In the case of financial assets and financial liabilities not measured at FVTPL, transaction costs, that are directly attributable to the acquisition or issuance of the financial asset or financial liability are offset against the respective financial asset or financial liability. All other transaction costs are expensed in profit or loss.
Classification and Measurement
The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”)

15

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Financial Instrument	IFRS 9 Classification and measurement
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost
Convertible debentures	Amortized cost
Put option liability	FVTPL
Interest bearing loans and borrowings	Amortized cost
Secured Debentures	Amortized cost
Financial assets
Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:
•The Company’s cash and cash equivalents and trade and other receivables are subsequently measured at amortized cost. These are assets that are held within a business model where the objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
•The Company’s marketable securities are subsequently measured at fair value through consolidated statement of loss and comprehensive loss. These are assets that are held within a business model where the objective is to hold assets to generate capital appreciation on the investments. The eventual cash flows will comprise of cost and gain or loss on the market value of the investment.
The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.
Financial liabilities
The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:
•The Company’s accounts payables and accrued liabilities are measured at amortized cost.
•The Company’s convertible debenture and notes payable are subsequently measured at amortized cost using the effective interest method. Interest and accretion expense is recognized in the consolidated statement of loss and comprehensive loss.
•Put Options represent a non-derivative financial liability, which is remeasured each reporting period with changes in put option value recorded within ‘gain (loss) on revaluation of put option’ on the consolidated statements of loss.
•The Company's secured debentures are measured at amortized cost using effective interest. Interest and accretion expense is recognized in the consolidated statement of loss and comprehensive loss.
A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss. Financial liabilities are not reclassified.

16

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Impairment of Financial Assets
At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.
The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.
The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).
The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument (“lifetime ELCs”).
B. Current accounting policy changes
Disclosure of material accounting policies
Amendments to IAS 1 issued in January 2020 and October 2022 require entities to disclose material accounting policies, effective January 1, 2023. The Company reviewed its accounting policies in the consolidated financial statements dated October 31, 2023, and determined which policies are "material accounting policies" under the revised standards. The material accounting policies are disclosed in Note 3 of these financial statements.
For October 31, 2024, the Company has disclosed the material accounting policies in Note 3 of these consolidated financial statements.
Classification of Liabilities as Current or Non-current - Amendments to IAS 1
Amendments to IAS 1 issued in January 2020 and October 2022, effective January 1, 2024, clarify the classification of liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement;
•That a right to defer must exist at the end of the reporting period;
•That classification is unaffected by the likelihood that an entity will exercise its deferral right; and
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
The Board clarified that an entity’s right to defer settlement of a liability, subject to future covenants, is considered valid even if the entity does not comply with those covenants at the reporting period's end. The amendments also specify that the right must exist at the end of the reporting period, regardless of when the lender tests compliance.
Management expectations
IAS 1.75A has been added to clarify that the ‘classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period’. That is, management’s intention to settle in the short run does not impact the classification. This applies even if the settlement has occurred when the financial statements are authorized for issuance.

17

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Meaning of the term ‘settlement’
The Board added two new paragraphs (paragraphs 76A and 76B) to IAS 1 to clarify what is meant by ‘settlement’ of a liability. The Board concluded that it was important to link the settlement of the liability with the outflow of resources of the entity.
Settlement by way of an entity’s own equity instruments is considered settlement for the purpose of classification of liabilities as current or non-current, with one exception.
In cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. Only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current.
While the amendment will impact the Company, the Company has elected not to be an early adopter. The Company is in the process of assessing the impact of these changes.
4. Significant accounting judgement, estimates and assumptions
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.
A. Use of significant estimates
Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:
Expected credit losses
The Company’s trade receivables are typically short-term in nature and the Company recognizes an amount equal to the lifetime expected credit losses (“ECL”). The Company measures lifetime ECLs based on historical experience and including forecasted economic conditions. The amount of ECLs is sensitive to changes in circumstances of forecast economic conditions.
Inventory valuation
Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.
Business combinations
In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

18

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Taxation
The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.
The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.
Deferred tax assets
Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.
Impairments
The recoverable amounts of a Cash Generating Unit (“CGU”) and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions and are subject to changes, as new information becomes available including information on the likelihood of obtaining future licenses, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.
B. Judgements
Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.
Determination of CGUs
For the purposes of assessing impairment of non-financial assets, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement in regards to the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks and mortar retail sales and subsidiaries for e-commerce.
For the purposes of assessing impairment for goodwill, the Company groups CGUs on the basis of which CGUs utilize and benefit from the goodwill acquired in the business combinations. For the Company, this includes all bricks & mortar retail as one CGU and subsidiaries for e-commerce as one CGU.
Estimated useful lives, residual values and depreciation of property and equipment
Depreciation of property and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgement.

19

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Estimated useful lives of intangibles
Amortization of intangible assets is dependent upon estimates of useful lives, lease terms and residual values which are determined through the exercise of judgement.
Fair value of financial instruments
The individual fair values attributed to different components of a financing transaction are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine; (a) the values attributable to each component of a transaction at the time of their issuance; (b) the fair value measurement for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.
Consolidation
The determination of which entities require consolidation is subject to management judgement regarding levels of control, assumptions of risk and other factors that may ultimately include or exclude an entity from the classification of a subsidiary or other entity requiring consolidation.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A.    Cantopia (Millcreek) acquisition
On June 25, 2024, the Company closed the acquisition of 100% of one retail cannabis store previously operated by Cantopia at 6400 Millcreek Drive, Mississauga, Ontario. Pursuant to the terms of the Arrangement, the consideration was comprised of $600 in cash with 25% of the purchase price withheld in escrow for one year after the date of the agreement to cover potential post-closing adjustments.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2024, Cantopia accounted for $450 in revenues and $70 in net loss.

Total consideration	$
Cash	600
600

Purchase price allocation
Leasehold improvements	50
Office equipment and computers	6
Right of use asset	292
Inventory	41
License	4
Goodwill	499
Lease liability	(292)
600

20

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
B.    Jimmy's Cannabis acquisition (prior year)
On December 29, 2022, the Company closed the acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC (“Jimmy’s”) which operates two retail cannabis stores in British Columbia. Pursuant to the terms of the Arrangement, the consideration was comprised of 2,595,533 common shares of the Company having an aggregate value of (i) $4,932 in shares and (ii) working capital adjustment of $352.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2023, Jimmy's accounted for $4,660 in revenues and $203 in net loss.

Total consideration	$
Common Shares	4,932
Working Capital Adjustment	352
5,284

Purchase price allocation
Cash	622
Inventory	308
Prepaid expenses	11
Property, plant and equipment	111
Right of use asset	129
Intangible assets - business license rights	1,487
Goodwill	3,416
Accounts payable and accrued liabilities	(318)
Lease liabilities	(130)
Income tax payables	(110)
Deferred tax liability	(242)
5,284

21

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
6. Revenue from contracts with customers

For the year ended October 31	2024	2023	2024	2023	2024	2023
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	484,444	431,694	-	-	484,444	431,694
USA	-	-	36,061	52,780	36,061	52,780
International	-	-	1,801	3,195	1,801	3,195
Total revenue	484,444	431,694	37,862	55,975	522,306	487,669

Major products and services
Cannabis and CBD products	435,642	394,411	17,150	22,101	452,792	416,512
Consumption accessories	12,764	9,953	20,037	33,791	32,801	43,744
Data analytics, advertising and other revenue	36,038	27,330	675	83	36,713	27,413
Total revenue	484,444	431,694	37,862	55,975	522,306	487,669

Timing of revenue recognition
Transferred at a point in time	484,444	431,694	37,862	55,975	522,306	487,669
Total revenue	484,444	431,694	37,862	55,975	522,306	487,669
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

During the fiscal year 2024, the Company changed segment allocation and reporting, see Note 25.

22

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2022	4,514	2,915	38,351	37	2,800	48,617
Additions	1,068	-	4,718	-	-	5,786
Additions from business combinations	-	-	111	-	-	111
Transfers	-	-	(775)	-	775	-
Impairment loss(ii)	-	-	(126)	-	-	(126)
Foreign currency translation	157	944	54	1	-	1,156
Balance, October 31, 2023	5,739	3,859	42,333	38	3,575	55,544

Additions(i)	970	-	7,110	2	135	8,217
Additions from business combinations	6	-	50	-	-	56
Foreign currency translation	(38)	-	(17)	-	-	(55)
Balance, October 31, 2024	6,677	3,859	49,476	40	3,710	63,762

Accumulated depreciation
Opening balance, November 1, 2022	2,131	486	14,230	14	273	17,134
Depreciation	992	539	8,820	1	217	10,569
Foreign currency translation	44	604	51	-	-	699
Balance, October 31, 2023	3,167	1,629	23,101	15	490	28,402

Depreciation	844	584	6,175	-	222	7,825
Foreign currency translation	7	-	57	-	-	64
Balance, October 31, 2024	4,018	2,213	29,333	15	712	36,291

Balance, October 31, 2023	2,572	2,230	19,232	23	3,085	27,142
Balance, October 31, 2024	2,659	1,646	20,143	25	2,998	27,471
(i)As at October 31, 2024, the Company had a balance of $1,199 (October 31, 2023 - $711) in assets under construction, largely related to cannabis retail locations not yet in operations.
(ii)The Company assessed leasehold improvements for impairment due to store closures or lease term expirations and noted $nil (October 31, 2023 - $126) impairment.

23

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
8. Intangible assets and goodwill

	Software	Licenses	Brand name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2022	10,659	44,782	32,573	83,419	171,433
Additions	273	-	22	-	295
Additions from business combinations	-	1,487	-	3,416	4,903
Impairment loss	-	-	(23,257)	(10,292)	(33,549)
Foreign currency translation	378	-	(390)	(340)	(352)
Balance, October 31, 2023	11,310	46,269	8,948	76,203	142,730
Addition/(disposal)(i)	603	(125)	1,000	(96)	1,382
Addition from business combinations	-	4	-	499	503
Impairment loss net of recovery	-	-	(1,497)	(3,467)	(4,964)
Foreign currency translation	73	-	134	234	441
Balance, October 31, 2024	11,986	46,148	8,585	73,373	140,092

Accumulated depreciation
Opening balance, November 1, 2022	4,082	21,861	-	-	25,943
Amortization	2,131	11,093	-	-	13,224
Foreign currency translation	78	-	-	-	78
Balance, October 31, 2023	6,291	32,954	-	-	39,245
Amortization	2,168	5,705	142	-	8,015
Foreign currency translation	16	-	-	-	16
Balance, October 31, 2024	8,475	38,659	142	-	47,276

Balance, October 31, 2023	5,019	13,315	8,948	76,203	103,485
Balance, October 31, 2024	3,511	7,489	8,443	73,373	92,816
(i)During the period ended October 31, 2024, the Company purchased the Queen of Bud brand for consideration of $100 in cash and $900 in common shares.

Goodwill
The carrying values of goodwill are tested for impairment annually. During the year the Company completed its annual impairment tests as of August 1, 2024, which was previously tested as of August 1, 2023, and has included a summary of key inputs below for each cash generating units (“CGU”) to which goodwill has been allocated. Management performs a review of impairment indicators as of October 31, 2024, to determine if additional testing is required, no such indicators were present at year end.
For all impairment tests performed for the year ended October 31, 2024, the Company completed the testing using the FVLCD. The fair value calculation requires level 3 inputs such as forecasted future cashflows of the Company’s CGU over a period of five years, growth rate percentages and terminal growth rates.
The Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations CGUs or to e-commerce retail subsidiaries CGUs, as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or e-commerce platforms.
Included in the CGU group for bricks and mortar are all retail locations including the Cantopia (Millcreek) acquisition. Total goodwill allocated to this group of CGUs for the year ended October 31, 2024 is $58,641 (October 31, 2023: $58,298)
Included in the CGU group for e-commerce are all of the e-commerce subsidiaries. With the reduction caused by the impairment, the goodwill remaining that is allocated to this group of CGUs for the year ended October 31, 2024 is $14,732 (October 31, 2023 $17,905).

24

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Bricks & mortar retail
The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 14% based on a market participant weighted average cost of capital. If the discount rate was to increase by 1% to 15%, the recoverable amount would decrease by $15,428. If forecasted revenue growth rate was decreased by 1% to 1%, the recoverable amount would decrease by $5,304.
As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2023 - $nil).
E-commerce retail
The recoverable amount of the e-commerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate of 2% for the initial 2 years and then 5% for 3 years. Cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital. If the discount rate was to increase by 2% to 17%, the recoverable amount would decrease by $3,499. If forecasted revenue was decreased by 2% for 2 years to 0% and 5% for 3 years to 0%, the recoverable amount would decrease by $5,320.
As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $3,467 (2023 - $10,292). The most sensitive inputs to the fair value model are the revenue growth rate and discount rate.
Indefinite life intangible assets
The Company performed impairment testing over indefinite life intangible assets, assets which consists of brand intangibles for it’s e-commerce entities. The recoverable amount was determined based on a revenue royalty rate model. Revenues and discount rate used in the models were based on the same assumptions noted above for the e-commerce retail CGU by entity.

	Impairment loss (recovery)
Brands	2024	2023
	$	$
Blessed CBD	215	2,772
Daily High Club	1,941	33
DankStop	39	769
FABCBD	—	7,257
GC	682	749
Nuleaf (i)	(2,000)	8,796
Smoke Cartel	620	2,881
Total	1,497	23,257
(i)During the completion of the impairment tests performed on August 1, 2024, the Company noted that due to changes in the operations of NuLeaf Naturals indicators of recovery of impairment recognized on the brand intangible was observed. Using a revenue royalty rate model, the Company concluded that a recovery of $2,000 of previously recognized impairment existed. The recovery has been included net of impairment losses in the consolidated statement of loss and comprehensive loss.

25

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Finite life intangible assets
For the year ended October 31, 2024, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, which was all retail locations CGUs.
The Company did not identify any indicator of potential impairment for retail location CGUs.
9. Prepaid expenses and deposits

As at	October 31, 2024	October 31, 2023
	$	$
Deposits on cannabis retail outlets	3,026	1,640
Prepaid insurance and other	2,384	3,847
Prepayment on inventory	3,361	2,656
Total	8,771	8,143
Less current portion	(5,164)	(4,836)
Long-term	3,607	3,307
10. Inventory

As at	October 31, 2024	October 31, 2023
	$	$
Finished goods	28,871	25,470
Work in process	25	16
Raw materials	775	626
Provision for obsolescence	(333)	(138)
Total	29,338	25,974
11. Trade and other receivables

As at	October 31, 2024	October 31, 2023
	$	$
Trade account receivable	3,833	8,109
Allowance for doubtful accounts	(525)	(536)
Total	3,308	7,573
12. Put option liability

As at	October 31, 2024	October 31, 2023
Blessed put option liability (i)	-	1,490
Nuleaf put option liability (ii)	-	2,185
Total put option liability	-	3,675
(i)On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The put option is valued based on the 12 trailing months of sales times a pre-determined multiple of 2.2 times. The initial obligation under the put option was valued at $4,323. During the year ended October 31, 2024, the Company revalued the fair value of the put option and recognized an unrealized gain of $605 (October 31, 2023: $1,409 unrealized gain) in the consolidated statement of comprehensive loss. The put option expired of October 18, 2024. No communication was received regarding the exercise of the option and thus no further obligations or rights remain under the terms of the option agreement. The Company recognized $885 gain on the extinguishment of the put option liability.

26

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
(ii)On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued $8,326. During the year ended October 31, 2024, the Company revalued the fair value of the put option and recognized an unrealized gain of $52 (October 31, 2023: $489 unrealized gain), in the consolidated statement of net loss and comprehensive loss. On May 29, 2023, the Company received a notice to exercise the put option related to NuLeaf and purchase the remaining 20% ownership of NuLeaf which has been settled as of April 2, 2024.
13. Accounts payables and accrued liabilities

As at	October 31, 2024	October 31, 2023
	$	$
Accounts payable	8,055	8,353
Accrued liabilities	9,752	8,486
Income tax payable	1,659	1,631
Sales tax payable	4,343	2,432
Total	23,809	20,902
14. Notes payable

As at	October 31, 2024	October 31, 2023
	$	$
Notes payable (ii) (iii)	13,974	12,429
Other (i)	65	215
Total	14,039	12,644
Less current portion	(13,974)	(136)
Long-term obligation	65	12,508
(i)During the year ended October 31, 2024, the Company incurred interest on other notes payable in the amount of $40 (October 31, 2023: $nil) in relation to the notes payable. The Company made total payment on other notes payables for $111 (October 31, 2023: $nil)
(ii)During the year ended October 31, 2024, the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option (see Note 12). The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months months. During the year ended October 31, 2024, the Company incurred accretion expense in the amount of $180 (October 31, 2023: $nil). The Company made total payment $1,001 (October 31, 2023: $nil)
(iii)On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included a note payable to Opaskwayak Cree Nation (“OCN”). The note payable was valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. During the year ended October 31, 2024, the Company incurred interest in the amount of $1,301 (October 31, 2023: $1,300) and accretion of $509 (October 31, 2023: $112) in relation to the outstanding loan. The Company made total payment $60 (October 31, 2023: $59)
15. Interest bearing loans and borrowings

As at	October 31, 2024	October 31, 2023
	$	$
Connect First loan	12,891	16,141
Total	12,891	16,141

27

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.
Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of the October 31, 2024 is $8,238 (October 31, 2023: $10,224).
Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the year ended October 31, 2024 is $4,653 (October 31, 2023: $5,917).
Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.
During the years ended, October 31, 2024, the Company incurred interest of $1,408 (October 31, 2023: $1,497) and paid $3,250 (October 31, 2023: $2,925) as principal in relation to the outstanding interest bearing loans and borrowings.
Covenants attached to the loan:
(i)The Company’s debt service coverage ratio shall be not less than 1.4:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements. As of October 31, 2024, the Company was in compliance with the debt service coverage ratio.
(ii)The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the cash and cash equivalents is $7,900 held in the Company’s account with connectFirst.
(iii)The Company shall at all times maintain a current ratio of not less than 1.3:1, to be tested monthly using consolidated financial statements. As at October 31, 2024, the Company was in compliance with the current ratio.
(iv)The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning January 31, 2023. As of October 31, 2024, the Company was in compliance with the funded debt to EBITDA ratio.
As at October 31, 2024, the Company has met all the covenants attached to the loan.
16. Secured Debentures

As at	October 31, 2024	October 31, 2023
	$	$
Face value of secured debenture	10,000	-
Discount of 10%	(1,000)	-
Issuance fees	(1,677)	-
Accretion expense	89	-
Amortization of Issuance fees	64	-
Total	7,476	-

28

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
On July 31, 2024, the Company issued $10,000 of bond debentures at a 10% discount, for net cash proceeds of $8,700 with 12% coupon rate. There are three parties subscribed to the initial bond offering. The bonds were issued and cash was received by the Company on August 7, 2024 with a maturity of 5 years. In connection with the bond issuance, the Company issued 230,760 shares for consideration of $800 for issuance cost. This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.
During the year ended October 31, 2024, the Company incurred interest in the amount of $303 (October 31, 2023: $nil) and accretion expense (including amortization of issuance fees) in the amount of $153 (October 31, 2023: $nil) In addition, the Company recorded amortization of transaction costs of $65 (October 31, 2023 - $nil)
17. Convertible debenture

As at	October 31, 2024	October 31, 2023
	$	$
Convertible debentures, beginning of period	8,708	7,466
Settlement of convertible debenture in equity	(5,025)	-
Repayment of convertible debenture	(3,512)	-
Settlement of convertible debenture in services	(182)	(505)
Other settlement of convertible debenture	(182)	-
Accretion on convertible debentures	193	1,747
Total	-	8,708
On November 28, 2018, the Company entered into an agreement for a brokered private placement for the sale of up to 20,000 unsecured convertible debentures of the Company, at a price of $1 per debenture for gross proceeds of up to $20,000. The debentures bear interest at a rate of 8.5% per annum, payable on the last business day of each calendar quarter. The debentures are convertible to common shares of the Company at a price of $0.75 pre-consolidation ($11.25 post-consolidation) per common share and mature two years from the closing of the offering. The first closing occurred on December 13, 2018 issuing 11,330 debentures at a price of $1 per debenture for gross proceeds of $11,330. The Company incurred $618 in issue costs in relation to the first closing which included the 504,733 broker warrants valued at $93 using Black-Scholes model. Each broker warrant is exercisable for one common share of the Company at a price of $0.75 per share until December 11, 2020. Management calculated the fair value of the liability component as $8,907 using a discount rate of 22%, with the residual amount of $2,422 net of deferred tax of $654 being allocated to the conversion feature recorded in equity. The Company incurred $618 in debt issuance cost, $486 was allocated to allocated to the conversion feature recorded in equity.
On July 24, 2020, the Company entered into a debt restructuring agreement of $10,808 of the Company’s outstanding debt held by a key industry investor under an 8.5% senior unsecured convertible debenture issued in December 2018. The Company agreed to pay to the key investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the original debenture into a secured convertible debenture of the Company in the principal amount equal to the $10,808 (the “Deferred Amount “). The structured payments, which started in November 2021, will be credited toward the Deferred Amount. As part of the debt restructuring, the parties have also (i) extended the maturity date of the amended debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares“) at a conversion price of $0.425 pre-consolidation ($6.375 post-consolidation) per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. Upon extinguishment of the original debenture $1,445 conversion option was moved to contributed surplus. Management calculated the fair value of the liability component as $5,069 using a discount rate of 22% along with forecasted scheduled payments, with the residual amount of $1,072 net of deferred tax of $247 being allocated to equity.
Effective November 1, 2023, the Company agreed to settle $5,025 (balloon payment) of the convertible debenture in shares, with the remaining balance to be repaid in semi-annual payments starting December 30, 2023. The convertible debenture matures on January 1, 2025, and interest on the convertible debenture is 8.5%. Upon extinguishment of the original debenture, $150 was recognized in the statement of equity. Management calculated the fair value of the liability component as $3,641 using a discount rate of 20% along with forecasted scheduled repayments, with the residual of $193 being allocated to equity. For the year ended October 31, 2024 the Company recognized $525 in retained earnings as a result of the revalued equity component. During the year ended October 31, 2024 the Company made repayments of $5,025 in shares and regular installment payments of $3,512 (October 31, 2023 - $nil).

29

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
18. Finance and other costs

	Year Ended October 31,
	2024	2023
	$	$
Accretion on convertible debentures	193	1,747
Accretion on notes payable	689	112
Accretion on lease liabilities	3,357	2,480
Interest on notes payable	1,341	1,300
Interest on interest bearing borrowings	1,408	1,497
Transaction and other costs	2,614	2,591
Interest on Debentures	303	-
Accretion on Debentures	153	-
Total	10,058	9,727
19. Taxes
Income tax expense varies from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income or loss before income taxes. These differences result from the following:

As at October 31	2024	2023
	$	$
Accounting Loss before income taxes	(4,404)	(48,596)
Canadian Statutory tax rate	23%	23%
Expected income tax recovery based on statutory rates	(1,013)	(11,177)

Increase (decrease) in taxes resulting from:
Non-deductible items	1,208	3,423
Change in tax rates and subsidiary rate differential	(342)	(1,077)
Revaluation of tax estimates	(1,844)	(1,374)
Change in unrecognized deferred tax assets	1,413	2,916
Other items	(15)	(355)
Tax expense (recovery)	(593)	(7,644)

30

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
The following items constitute the components of the deferred tax:

For the years ended October 31	Deferred income tax asset (liability) beginning of year	Acquired business combination	Recognized in earnings	OCI	Deferred income tax asset (liability) end of year
	$	$	$	$	$
Capital assets	5,873	-	2,382	67	8,322
Goodwill	397	-	367	2	766
Intangible assets	(6,243)	-	2,008	(27)	(4,262)
Right-of-use assets/liabilities	1,151	-	(292)	(7)	852
Other	1,445	-	661	-	2,106
Non-capital loss carry-forwards	26,363	-	(3,094)	-	23,269
Tax benefits not recognized	(30,253)	-	(1,084)	-	(31,337)
Total	(1,267)	-	948	35	(284)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
As at October 31, 2024, the Company had approximately $90,000 of non-capital income tax losses carried forward, which will begin to expire starting in 2037. The Company also had approximately $1,000 of capital losses carried forward, which do not expire. Deferred tax assets have not been recognized in respect of those losses for which there currently is no expectation of future loss utilization as they may not be used to offset taxable profits in the near future, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the consolidated financial statements were able to recognize all such unrecognized deferred tax assets, the profit after tax would increase in concurrence with the income tax recoverable in the future periods.
20. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2022	71,021,233	279,513
Acquisition - Jimmy's	2,595,533	4,932
Issuance of shares through ATM(i)	1,055,861	2,442
Share issuance costs	—	(28)
Vested restricted share units (RSU) (note 21)	66,667	161
Issued to pay fees in shares	136,266	278
Issuance of shares due to put option exercise	423,587	729
Balance, October 31, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of Bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Issuance of share for settlement of convertible debentures	2,491,345	5,025
Vested restricted share units (RSU)	486,335	929
Share issuance cost	—	(97)
Options exercised	80,290	216
Warrants exercised	104,600	358
Issurance of shares in connection with Secured Debentures (note 16)	230,760	800
Balance, October 31, 2024	80,787,017	300,643
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the

31

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
public from time to time at the Company’s discretion and subject to regulatory requirements. For the year ended ended October 31, 2024, a total of $3,154 has been raised through the program. The ATM program expires in September 2025.
21. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.
The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

As at	October 31, 2024		October 31, 2023
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance November 1, 2023	4,590,980	3.94	2,250,082	6.16
Granted	234,000	2.67	2,666,457	2.61
Forfeited or expired	(1,629,778)	5.74	(325,559)	8.30
Exercised	(114,750)	1.86	-	-
Balance, October 31, 2024	3,080,452	2.97	4,590,980	3.94
Exercisable, end of the period	1,693,346	3.19	1,909,963	5.68
For the year ended October 31, 2024, the Company recorded share-based compensation related to options of $1,730 (year ended October 31, 2023: $848).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Range of exercise price
$1.53 - $7.56	3,080,452	1.69	2.97	1,693,346	3.19
Options that were granted during the year were valued using the Black-Scholes option pricing model with the following assumptions:

32

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

As at	October 31, 2024	October 31, 2023
Share price	2.66	2.40
Exercise price	2.67	2.61
Volatility	62%	69%
Expected option life (years)	2.13	2.16
Weighted average fair value	0.99	1.85
Risk-free interest rate	3.40%	4.73%
(b) Restricted share units ("RSUs") plan
For the year ended October 31, 2024, the Company recorded share-based compensation related to RSUs of $1,245 (year ended October 31, 2023: $649).

	Number of shares
As at	October 31, 2024	October 31, 2023
	#	#
Opening balance, beginning of the period	486,335	132,143
Granted	687,747	486,335
Forfeited or expired	0	0
Vested and issued	(486,335)	(132,143)
Balance, end of the period	687,747	486,335
(c) Escrow shares
For the year ended October 31, 2024, the Company has recorded $nil (October 31, 2023: $3,537) share-based compensation related to Escrow Shares. These shares were granted as part of compensation plan and are released based on the employment agreement.

	Number of shares
As at	October 31, 2024	October 31, 2023
	#	#
Opening balance, beginning of the period	541,616	3,160,537
Forfeited or expired	(90,933)	-
Released from escrow	(450,683)	(2,618,921)
Balance, end of the period	-	541,616

33

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
22. Warrants

	Number of warrants	Warrants amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	$	$	$
Opening balance, November 1, 2022	91,694,784	15,497	2.58	2.39
Warrants expired(i)	(39,619,252)	(2,437)	0.43	—	2/6/2023
Warrants cancelled	(809,010)	(320)	0.43	—	2/6/2023
Balance, October 31, 2023	51,266,522	12,740	5.61	0.75

Warrants expired(ii)	(46,309,556)	(8,008)	0.58	—	2/22/2024 - 05/26/2024
Warrants exercised(ii)	(104,600)	(100)	2.73	2.98	7/22/2027
Balance, October 31, 2024	4,852,366	4,632	2.73	2.98
As at October 31, 2024, 4,852,366 (October 31, 2023: 46,309,562) warrants were exercisable on a basis of 15 warrants for 1 common share.
(i)During the year ended October 31, 2023, the remaining unexercised warrants issued in connection to the META acquisition expired.
(ii)During the year ended October 31, 2024, 5,591,408 warrants issued through equity financing and 2,416,742 warrants issued through the bought deal expired unexercised.
23. Loss per share

	Twelve months ended October 31
	2024	2023
	$	$
Net loss for the period	(3,811)	(40,952)
Non-controlling interest portion of net loss (income)	526	(1,642)
Net loss attributable to the owners of the Company	(4,337)	(39,310)
	#	#
Weighted average number of common shares - basic	79,556,928	74,329,171
Basic and diluted loss per share	(0.05)	(0.53)
During the year ended October 31, 2024, the Company has reported a net loss for the year. In the computation of the diluted loss per share, common share equivalents are not considered, as the inclusion of the common shares equivalents are anti-dilutive for the year.
24. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

34

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(a) Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GIC's) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Convertible Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2024	October 31, 2023
	$	$
Current (for less than 30 days)	2,619	2,449
31 – 60 days	79	1,234
61 – 90 days	19	934
Greater than 90 days	1,116	3,390
Less allowance	(525)	(536)
	3,308	7,471
Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the year ended ended October 31, 2024 $395 (October 31, 2023 $1,102) in trade receivables were written off against the loss allowance due to bad debts and $775 (October 31, 2023 - $nil) was written off directly to bad debts. Individual receivables which are

35

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
Accounts payable and accrued liabilities	23,809	23,809	–	–	–
Notes payable	14,039	13,974	–	–	65
Interest bearing loans and borrowings	12,891	12,891	–	–	–
Secured Debentures	10,000	–	–	10,000	–
Undiscounted lease obligations	46,421	11,913	18,870	11,174	4,464
Balance, October 31, 2024	107,160	62,587	18,870	21,174	4,529
(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.
At October 31, 2024, approximately 64% of the Company’s borrowings are at a fixed rate of interest (October 31, 2023: 45%).
At October 31, 2024, assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $129 (October 31, 2023: $161).
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2024 was as follows:

As at	October 31, 2024				October 31, 2023
(Canadian dollar equivalent amounts of GBP, EUR, USD)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	583	381	2,328	3,292	4,119
Trade and other receivables	67	15	360	442	984
Accounts payable and accrued liabilities	(89)	(346)	(2,434)	(2,869)	(5,866)
Net monetary assets	561	50	254	865	(763)

36

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $19 (October 31, 2023 - $55). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $2 (October 31, 2023 - $15), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $28 (October 31, 2023 - $32). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
25. Segmented information
During the first quarter of 2024, the Company changed its reporting segments to reflect its current operating structure. The reporting segments are now being reported in the following two operating segments:
1.Bricks and mortar operations which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores. In addition, corporate overhead has been allocated to the reporting segment.
2.E-commerce operations which include the Company’s US and international subsidiaries. In addition, corporate overhead has been allocated to the reporting segment.
Corporate costs are allocated to each segment based on percentage of revenue.
These reporting segments of the Company have been identified because they are segments: (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company’s chief operating decision maker, identified as the Chief Executive Officer, to make decisions about the resources to be allocated to each segment and assess its performance; and (c) for which discrete financial information is available. In accordance with IFRS 8, the Company has reporting segments which are based on the similarity of goods and services provided and economic characteristics exhibited by the operating segments.
The annual audited consolidated financial statements of the Company for the year ended October 31, 2023, included three reporting segments as follows:
1.Retail operations which included both bricks and mortar and e-commerce operations, without the allocation of corporate overhead.
2.Wholesale operations which included the Company's Canadian warehouses.
3.Corporate operations which included all costs associated with the Company’s head office.
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

37

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the year ended October 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	$484,444	$431,694	$37,862	$55,975	$522,306	$487,669
Gross profit	$124,651	$105,132	$17,851	$26,182	$142,502	$131,314
Income (loss) from operations	$12,180	$(9,034)	$(7,177)	$(32,391)	$5,003	$(41,425)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
As at October 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Current assets	$75,161	$59,301	$10,628	$9,344	$85,789	$68,645
Non-current assets	$128,719	$126,579	$31,700	$38,177	$160,419	$164,756
Current liabilities	$56,741	$51,001	$4,739	$7,136	$61,480	$58,137
Non-current liabilities	$35,788	$37,304	$3,428	$4,294	$39,216	$41,598

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31,	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Total revenue	$484,444	$431,694	$36,061	$52,780	$1,801	$3,195	$522,306	$487,669
Gross profit (loss)	$125,326	$104,827	$16,050	$24,576	$1,126	$1,911	$142,502	$131,314
(Loss) income from operations	$14,430	$(8,659)	$(9,404)	$(30,137)	$(23)	$(2,629)	$5,003	$(41,425)

	Canada	Canada	USA	USA	International	International	Total	Total
As at October 31, 2024 and October 31, 2023	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Current assets	$77,037	$55,787	$7,940	$11,386	$812	$1,472	$85,789	$68,645
Non-current assets	$129,115	$126,579	$27,634	$34,006	$3,670	$4,171	$160,419	$164,756
Current liabilities	$57,692	$50,968	$3,580	$5,958	$208	$1,211	$61,480	$58,137
Non-current liabilities	$36,680	$37,308	$2,252	$3,814	$284	$476	$39,216	$41,598
Corporate overhead is allocated to bricks and mortar and e-commerce based on a percentage of revenue for the year ended October 31, 2024 as 93% bricks and mortar and 7% e-commerce
26. Related party transactions
As at October 31, 2024, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years that

38

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
ended on December 31, 2023. The Company has exercised the option to extend the lease for five years with one additional 5-year term extensions exercisable remaining at the option of the Company.
(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:
(i)    12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and
(ii)    The CEO no longer being an officer of High Tide Inc.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
(c) Key management personnel
Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 as follows:

	2024	2023
	$	$
Short-term compensation	2,688	2,671
Termination benefits	310	225
Share-based compensation	2,070	2,452
Total	5,068	5,348

39

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
27. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2023	30,643
Net additions	16,031
Terminations	(596)
Impairment loss	-
Depreciation expense for the period	(9,553)
Balance, October 31, 2024	36,525

Lease Liabilities	Total
$
Opening balance, November 1, 2023	35,037
Additions	13,856
Terminations	(145)
Foreign currency translation	(193)
Payments made in the year	(11,705)
Accretion expense for the year end (Note 18)	3,357
Balance, October 31, 2024	40,207
Less current portion	(8,816)
Non-current	31,391
During the years ended October 31, 2024, the Company also paid $5,182 (For the years ended October 31, 2023: $4,806) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
28. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.
29. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

40

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2024 and 2023
(Stated — In thousands of Canadian dollars, except share and per share amounts)
30. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations and with the exclusion of Goodwill.

As at	October 31, 2024	October 31, 2023
	$	$
Total current assets	5,482	3,017
Total non-current assets	6,365	21,085
Total current liabilities	(1,496)	(4,128)
Total non-current liabilities	(758)	(4,891)
Revenues for the year ended	16,393	31,723
Net income for the year ended	1,749	(13,252)
Total Comprehensive income (loss)	2,062	(10,672)
The net change in non-controlling interests is as follows:

As at	October 31, 2024	October 31, 2023
	$	$
Opening balance	2,110	5,683
Share of income for the period - Saturninus Partners	116	245
Share of income for the period - NAC OCN Ltd.Partnership	208	284
Share of income for the period - NAC Thompson North Ltd. Partnership	182	313
Share of income for the period - Enigmaa Ltd.	(116)	(524)
Share of income for the period - NuLeaf	136	(1,960)
Purchase of NuLeaf	(196)	-
Distribution - Saturninus Partners	(200)	-
Distribution - Blessed	-	(358)
Distribution - Meta	-	(104)
Purchase of minority interest and closing of NCI balance - FABCBD	-	(1,469)
Balance, October 31, 2024	2,240	2,110
31. Subsequent events
Subsequent to October 31, 2024, the following events took place:
•On November 13, 2024, the Company issued $5,000 of bond debentures at a 10% discount, for net cash proceeds of $4,464, with a 12% coupon rate. The bonds were issued and cash received by the Company on November 13, 2024 with a maturity of 5 years. In connection with the issuance, the company incurred $36 in bond debenture fees.
•On December 30, 2024, the Company repaid the $13,000 principal balance of the note payable to Opaskwayak Cree Nation.
•On January 13, 2025, the Company entered into a definitive agreement to acquire a 51% ownership interest in Purecan GMbH ("Purecan"), a pharmaceutical wholesaler based in Germany, for a total consideration of $3,569 (CAD) million in common shares of High Tide, price locked as of January 7, 2025, €1.2 million in cash, and €1.2 million in a promissory note with a 7% annual interest rate, payable quarterly, and maturing two years after closing.

41